UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Innovation Pharmaceuticals Inc. (Name of Issuer)

Common Stock Class A, $0.0001 par value (Title of Class of Securities)

15115V101 (CUSIP Number)

July 5, 2022 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 15115V101	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: Kips Bay Select LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		45,032,659 shares of Common Stock Class A
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		0
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		45,032,659 shares of Common Stock Class A
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,032,659 shares of Common Stock Class A

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.92%

12	TYPE OF REPORTING PERSON*
PN

CUSIP NO. 15115V101	13G	Page 3 of 4 Pages

ITEM 1(a).	NAME OF ISSUER:

Innovation Pharmaceuticals Inc.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

301 Edgewater Place, Suite 100

Wakefield, MA 01880

ITEM 2(a).	NAME OF PERSON FILING:

Kips Bay Select LP

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

350 Lincoln Rd.

Miami, FL 33139

ITEM 2(c).	CITIZENSHIP:

Delaware

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock Class A, $0.0001 par value

ITEM 2(e).	CUSIP Number:

15115V101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP:

(a)	Amount beneficially owned:		45,032,659 shares of Common Stock Class A
(b)	Percent of class:		9.92%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	45,032,659 shares of Common Stock Class A
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	45,032,659 shares of Common Stock Class A
	(iv)	Shared power to dispose or to direct the disposition of:	0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.  ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

CUSIP NO. 15115V101	13G	Page 4 of 4 Pages

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIPS BAY SELECT LP

By:	/s/ John Miller
Name/Title:	John Miller/ VP of Finance
Date:	July 5, 2022